Mail Stop 3561

July 9, 2008

Mr. Jon S. Bennett
Chief Financial Officer
301 Fremont Street
Las Vegas, Nevada 89101

      Re: **The Majestic Star Casino, LLC**
               Form 10-K for the year ended December 31, 2007
               Filed April 11, 2008
               File No. 333-06489

Dear Mr. Bennett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Linda Cvrkel
                       Branch Chief

VIA FACSIMILE
(702) 388-2466